Exhibit 21.1

COMMERCE UNION BANCSHARES, INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	State of Incorporation

Reliant Bank	Tennessee
Reliant Mortgage Ventures, LLC	Tennessee
Pioneer Merger Sub, Inc.	Tennessee